

Mail Stop 4561

May 12, 2009

By U.S. Mail and Facsimile to: (954) 523-1722

Mr. Thomas H. Dargen, Jr.
President
Floridian Financial Group, Inc.
175 Timacuan Boulevard
Lake Mary, Florida 32746

> **Re:** **Floridian Financial Group, Inc.**
> **Form 10**
> **Filed February 27, 2009**
> **File No. 000-53589**

Dear Mr. Dargen:

We have completed our legal review of your Form 10 and related filings and have no further comments at this time.

Sincerely,

Eric Envall
Staff Attorney

cc: David C. Scileppi
Gunster, Yoakley & Stewart, P.A.
450 East Las Olas Boulevard, Suite 1400
Fort Lauderdale, FL 33301